August 8, 2025

Via Edgar Transmission

Ms. Lauren Pierce / Mr. Jan Woo

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Mobile-health Network Solutions (the “Company”) Registration Statement on Form F-3 Filed July 16, 2025 File No. 333-288693

Dear Ms. Pierce / Mr. Woo,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 1, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-3 (the “F-3”).

For the Staff’s convenience, each of the Staff’s comments have been stated below in its entirety, with the Company’s response set out immediately underneath such comment. The Company has submitted via EDGAR an Amendment No. 1 to the F-3 (the “F-3/A”) as an exhibit-only filing, filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-3 filed July 16, 2025

Exhibits

1.	Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has filed the form of indenture as Exhibit 4.5 of the F-3/A.

2.	Please revise the legality opinion to ensure that it does not contain assumptions that are overly broad, that “assume away” the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to Staff Legal Bulletin 19 at Sections II.B.2.a and II.B.3.a.

Response: In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.1 of the F-3/A.

* * *

Please contact the undersigned at +1 310-728-5129 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129

Email: lvenick@loeb.com